UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on September 15, 2025: EuroDry Ltd. Announces Agreement to Sell M/V Eirini P, a 2004-built Panamax Bulk Carrier.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: September 15, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd. Announces Agreement to Sell M/V Eirini P, a 2004-built Panamax Bulk Carrier

Athens, Greece – September 15, 2025 – EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today that it has signed an agreement to sell M/V Eirini P., a 76,466 dwt drybulk vessel, built in 2004, to an unaffiliated third party, for approximately $8.5 million. The vessel is expected to be delivered to its buyers in October 2025.

Aristides Pittas, Chairman and CEO of EuroDry, commented: “We are pleased to announce the agreement to sell M/V Eirini P., one of the three older vessels and the longest-held in our current fleet, for $8.5 million as part of our fleet renewal program. As a result of this sale, we expect to generate a gain of approximately $0.6 million, or about $0.21 per share. The net proceeds will strengthen our balance sheet position and increase our near-term liquidity, providing us with more flexibility to pursue the renewal of our fleet with more modern, fuel efficient and environmentally friendly vessels.”

The EuroDry Ltd. fleet profile, after the sale of M/V Eirini P., is as follows:

Name	Type	Dwt	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,006	2018	TC until Oct-25	$17,000 plus a GBB(****) of $700,000
XENIA	Kamsarmax	82,019	2016	TC until Sep-25	$17,250 plus a GBB(****) of $725,000
ALEXANDROS P.	Ultramax	63,127	2017	TC until Oct-25	$12,700
CHRISTOS K (***)	Ultramax	63,197	2015	TC until Sep-25	$11,500
YANNIS PITTAS	Ultramax	63,243	2014	TC until Oct-25	Hire 115% of the Average Baltic Supramax S10TC index (**)
MARIA (***)	Ultramax	63,153	2015	TC until Mar-26	Hire 115% of the Average Baltic Supramax S10TC index (**)
GOOD HEART	Ultramax	62,996	2014	TC until Mar-26	Hire 115% of the Average Baltic Supramax S10TC index (**)
MOLYVOS LUCK	Supramax	57,924	2014	TC until May-26	Hire 101% of the Average Baltic Supramax S10TC index (**)
SANTA CRUZ (******)	Panamax	76,440	2005	TC until Dec-25	$13,500
STARLIGHT (*****)	Panamax	75,611	2004	TC until Dec-25	$12,500
BLESSED LUCK	Panamax	76,704	2004	TC until Oct-25	$11,500
Total Dry Bulk Vessels	11	766,420

Vessels under construction	Type	Dwt	To be delivered
SBC XY164	Ultramax	63,500	Q2 2027
SBC XY166	Ultramax	63,500	Q3 2027
Total under construction	2	127,000

Note:

(*) Represents the earliest redelivery date

(**) The average Baltic Supramax S10TC Index is an index based on ten Supramax time charter routes.

(***) Vessel is 61% owned by EuroDry Ltd.

(****) Gross Ballast Bonus

(*****) The rate ranges from $11,900 to $13,000, depending on the loading and redelivery areas

(******) The rate ranges from $13,250 to $13,750, depending on the loading and redelivery areas

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

After the sale of M/V Eirini P., the Company will have a fleet of 11 vessels, including 2 Kamsarmax drybulk, 3 Panamax drybulk carriers, 5 Ultramax drybulk carriers, and 1 Supramax drybulk carrier. EuroDry’s 11 drybulk carriers have a total cargo capacity of 766,420 dwt. On a fully delivered basis, the Company’s fleet will increase to 13 drybulk ships with a cargo capacity of about 893,420 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com